Nixon Peabody LLP
Attorneys at Law
Clinton Square
Rochester, New York 14604

December 3, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street
Washington, D.C. 20549-0303
                Attn. Celeste M. Murphy
                Attorney Advisor
                Office of Mergers and Acquisitions

  Re:
  Bausch & Lomb Incorporated
  Schedule TO-I, filed November 15, 2004, File No. 005-20467 (Schedule TO")
  Registration Statement on Form S-4, filed November 15, 2004, File No. 333-120483 ("Form S-4")

Ladies and Gentlemen:

        We are submitting this letter on behalf of our client Bausch & Lomb Incorporated with respect to the filings described above and in response to your letter of comments, dated November 24, 2004. Thank you for your prompt review of the filings. The responses in this letter correspond to the numbered paragraphs of your comment letter.

Schedule TO—Item 10. Financial Statements.

        1.     We have included the summarized financial statements information required by Item 1010 of Regulation M-A in the amended prospectus forming a portion of Amendment No. 1 to the Form S-4 and have incorporated that information by reference in Item 10 of Amendment No. 1 to the Schedule TO.

Form S-4
Forward Looking Statements.

        2.     We have removed the language referring to the Private Securities Litigation Reform Act of 1995 from the revised prospectus forming a portion of Amendment No. 1 to the Form S-4.

The Exchange Offer—Conditions to the Exchange Offer.

        3.     We have revised the language in the revised prospectus forming a portion of Amendment No. 1 to Form S-4 to delete the clause "and regardless of the circumstances giving rise to the failure of the condition" to remove an inference that Bausch & Lomb may take an action to cause the failure of a condition.

        4.     We supplementally advise you that Bausch & Lomb acknowledges that the waiver of certain conditions to the exchange offer may be material and may require that the exchange offer be extended or that additional offering materials be provided to the holders of the Old Notes.

        5.     We have deleted from the amended prospectus forming a portion of Amendment No. 1 to Form S-4 language to regarding any condition to the consummation of the exchange offer if actions, events or changes in law would be material to the holders of the Old Notes in deciding whether to accept the exchange offer.

        6.     We have added to the amended prospectus forming a portion of Amendment No. 1 to Form S-4 language to indicate that hostilities will only trigger a condition to the exchange offer if they materially adversely affect the company's business or operations or the financial markets generally.

Dealer Manager

        7.     The dealer manager has advised Bausch & Lomb that it does not hold any Old Notes for its account and will not tender any in the exchange offer.

Other Fees and Expenses

        8.     We have been advised by Bausch & Lomb that no other soliciting material is currently planned to be used. If any scripts, outlines, instructions or other written materials are furnished to any of the information agent, the exchange agent or the dealer manager, such materials will be filed with the Commission under Rule 425, to the extent required by Rule 165(b).

        9.     The language in the amended prospectus forming a portion of Amendment No. 1 to Form S-4 has been revised to clarify that the fees and expenses of the exchange offer will be paid by Bausch & Lomb.

Legal Matters

        10.   We have been advised by the Dealer Manager that their counsel Mayer, Brown, Rowe & Maw LLP has advised them on the transaction, and the amended prospectus forming a portion of Amendment No. 1 for Form S-4 has been so revised.

Where You Can Find More Information

        11.   Amendment No. 1 to Schedule TO has been amended to specifically refer to the reports under the Securities Exchange Act of 1934, as amended, which are incorporated by reference. Schedule TO will be amended from time to time to the extent that filings are made by Bausch & Lomb under the Securities Exchange Act of 1934, as amended, that the company wishes to incorporate by reference into the Schedule TO.

        Finally, Bausch & Lomb has advised us that they acknowledge the company's responsibility for the accuracy and adequacy of its disclosures. Its request for acceleration of the effectiveness of the Form S-4 will contained the acknowledgement requested in your letter.

        I have forwarded to your attention by facsimile a copy of this letter and Amendment No. 1 to Form S-4 and Amendment No. 1 to Schedule TO. Please call me with any questions or comments which you may have with respect to the foregoing.

Very truly yours,
/s/ Deborah McLean Quinn Deborah McLean Quinn